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FEB 29 2008

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08029088

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SECURITIES AND

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2500
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Logan — 303-225-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott A. Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Scott A. Logan, Designated Principal

Title

exp. 4/1/08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2007 and 2006
and Independent Auditor's Report on Internal Control

INDEX TO FINANCIAL STATEMENTS

PAGE

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of Rivington Securities, LLC as of December 31, 2007 and 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 12, 2008

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2007	2006
ASSETS		
Cash and Cash Equivalents	$ 393,374	$ 14,733
Prepaid Expenses and Other Assets	8,451	10,724
Total Assets	$ 401,825	$ 25,457
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	$ 245	$ 1,500
Member's Equity	401,580	23,957
Total Liabilities and Member's Equity	$ 401,825	$ 25,457

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,	
	2007	2006
REVENUES:		
Investment banking fees	$ 1,211,200	$ 1,500,000
Other	35,000	–
Total revenue	1,246,200	1,500,000
EXPENSES:		
Services fee	118,164	149,628
Professional fees	20,426	16,481
Rent	2,736	2,691
Travel, meals and entertainment	1,800	1,695
Insurance	864	1,518
Payroll expenses	26,964	25,755
Other general and administrative expenses	22,235	18,449
Total expenses	193,189	216,217
NET INCOME	$ 1,053,011	$ 1,283,783

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

BALANCE, January 1, 2006	$ 507,789
Contributions from Parent	204,494
Distributions to Parent	(1,972,109)
Net income	1,283,783
BALANCE, December 31, 2006	23,957
Contributions from Parent	161,136
Distributions to Parent	(836,524)
Net income	1,053,011
BALANCE, December 31, 2007	$ 401,580

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	For the Years ended December 31,	
	2007	2006
Cash Flows from Operating Activities:		
Net income	$ 1,053,011	$ 1,283,783
Adjustments to reconcile net income to net cash provided by operating activities:		
Services fee charged by Parent	118,164	149,628
Allocation of overhead expenses from Parent	42,972	42,054
Changes in operating assets:		
(Increase) decrease in prepaid expenses and other assets	2,273	(3,164)
Increase (decrease) in accounts payable and accrued expenses	(1,255)	1,344
Net cash provided by operating activities	1,215,165	1,473,645
Cash Flows from Financing Activities:		
Cash contributions from Parent	–	12,812
Cash distributions to Parent	(836,524)	(1,972,109)
Net cash used in financing activities	(836,524)	(1,959,297)
Increase (Decrease) in Cash and Cash Equivalents	378,641	(485,652)
Cash and Cash Equivalents, beginning of year	14,733	500,385
Cash and Cash Equivalents, end of year	$ 393,374	$ 14,733

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

1. <u>NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>:

<u>*Nature of Operations*</u> – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC ("Parent").

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

<u>*Cash Equivalents*</u> – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

<u>*Income Taxes*</u> – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Members.

<u>*Use of Estimates*</u> – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

<u>*Investment Banking Fees*</u> – Investment banking revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction.

<u>*Reclassifications*</u> – Certain reclassifications have been made to the prior year's amounts to conform to the classifications used in the current year.

2. <u>RELATED PARTY TRANSACTIONS</u>:

On April 23, 2002, the Company and the Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, the Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. In 2003, the Management Agreement was amended to include a more definitive provision for compensation to the Parent for the services provided. Accordingly, compensation to the Parent is comprised of three categories as follows:

NOTES TO FINANCIAL STATEMENTS

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The incremental allocation services fee is a fixed amount that is charged by the Parent on a monthly basis. For the years ended 2007 and 2006, the Company recorded total incremental allocation services fees of $42,972 and $42,054 per year, respectively, to the income statement as follows:

	For the Years Ended December 31, 2007	2006
Professional fees	$ 3,444	$ 3,621
Rent	2,736	2,691
Travel, meals and entertainment	1,800	1,695
Insurance	864	1,518
Payroll expenses	26,964	25,755
Other general and administrative expenses	7,164	6,774
Total	$ 42,972	$ 42,054

Proportional Allocation Service Fee – Additional fee charged by Parent for services provided to Securities. The proportional allocation service fee is a calculated amount charged monthly and is equal to 10% of the monthly adjusted net operating income of Securities, as defined by the Management Agreement. For the year ended December 31, 2007 and 2006, Securities recorded $118,164 and$149,628 as services fee to the income statement for the proportional allocation service fee charged by the Parent.

Overhead Expenses – Additional cost for other overhead expenses as determined by the board of directors of Parent. No overhead expenses were charged for the years ended 2007 and 2006.

Accordingly, corresponding credits were recorded to contributions from Parent for 2007 and 2006 for all charges incurred under the Management Agreement.

The Parent also contributed $0 and $12,812 in cash to the Company for the years ended December 31, 2007 and 2006.

NOTES TO FINANCIAL STATEMENTS

3. **REGULATORY CAPITAL REQUIREMENTS**:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2007 and 2006, the Company's net capital, as defined, was $393,129 and $13,233, respectively, and its net capital in excess of the minimum requirement was $388,129 and $8,233, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2007 and 2006, does not differ materially from the schedule in the Supplemental Material.

4. **SUBSEQUENT EVENT**:

Subsequent to the year ended December 31, 2007, the Company made a cash distribution to the Parent in the amount of $368,374.

SCHEDULE I

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	401,580
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(8,451)
Net capital	$	393,129
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $245 pursuant to Rule 15c3-1	$	16
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	388,129
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	245
Percentage of aggregate indebtedness to net capital	$	–

STATEMENT PURSUANT TO RULE 17A-5(D)(4):

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	23,957
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(10,724)
Net capital	$	13,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $1,500 pursuant to Rule 15c3-1	$	100
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,233
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	1,500
Percentage of aggregate indebtedness to net capital		11.3%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Managing Members
Rivington Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Rivington Securities, LLC (the "Company") for the years ended December 31, 2007 and 2006, on which we have issued our report dated February 4, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2007 and 2006, or during the years then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

HEIN & ASSOCIATES LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 12, 2008

END